Exhibit 21.1

Legal Name	Jurisdiction
InvenSense Taiwan Co., Ltd.	Taiwan
InvenSense G.K.	Japan
InvenSense Korea, Ltd.	Republic of Korea
InvenSense International FZE	United Arab Emirates
InvenSense International, Inc.	Cayman Islands